PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE June 9, 2011

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2011

Prairie Creek Mine Environmental Assessment moves on to next stage

Vancouver, British Columbia, June 9, 2011 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the three months ended March 31, 2011.

This press release should be read in conjunction with the unaudited financial statements and notes thereto for the three months ended March 31, 2011, and management’s discussion & analysis (“MD&A”) for the three months ended March 31, 2011, both available on SEDAR at www.sedar.com.

Financial Results March 31, 2011

For the three months ended March 31, 2011, the Company reported a net loss and comprehensive loss of $14,244,000 compared to net income and comprehensive income of $7,244,000 for the three months ended March 31, 2010. The decrease in net income in the comparative periods was primarily attributable to a decline in the market price of the Company’s shares in Vatukoula Gold Mines plc, and by higher exploration and evaluation expenses.

At March 31, 2011, the Company had a positive working capital balance of $32.4 million, compared to a positive working capital balance of $46.4 million at December 31, 2010.   At March 31, 2011, the Company had cash and cash equivalents of $2.2 million, short term investments of $3.9 million and marketable securities of $26.5 million (for a total of $32.6 million).

Canadian Zinc currently holds 12.5 million shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 15% of VGM’s issued share capital.  VGM is a UK company listed on AIM (part of the London Stock Exchange), which currently owns and operates the Vatukoula Gold Mine located in Fiji.  The investment in VGM was acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at March 31, 2011.

Prairie Creek Mine - Environmental Assessment moves on to next stage

The proposed development and operation of the Prairie Creek Mine is currently undergoing Environmental Assessment (“EA”) by the Mackenzie Valley Environmental Impact Review Board (“MVEIRB” or “Review Board”). In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) to the Review Board.

A total of 131 Information Requests from various government departments and regulatory agencies were received on July 23, 2010 and the Company’s responses to the Information Requests were submitted to the Review Board on September 13, 2010. Technical Meetings involving all interested parties were held by the Review Board in October 2010. A further 53 Information Requests were received from government departments and regulatory agencies by the end of October 2010. Following further detailed tests and laboratory studies CZN submitted its responses to the Second Round of Information Requests to the Review Board on March 4, 2011.

Subsequent to the Second Round of Information Requests responses, a focused Technical Meeting, presided over by the Review Board, was held in Yellowknife on April 12, 2011 to discuss specific outstanding matters relating to the responses submitted and to facilitate further exchange of information amongst the regulators and Company. To address commitments during this Technical Meeting, CZN made further submittals to the Review Board up to May 24, 2011.

As required by the Review Board Work Plan and Schedule for this EA, and in accordance with the normal process for environmental assessments in the Northwest Territories, various government agencies filed Technical Reports with the Review Board on or around June 3, 2011. These technical reports were prepared following such agencies’ reviews of the Company’s Environmental Assessment Report, the Company’s responses to all the Information Requests and the additional data and other information provided by the Company at and following the Technical Meetings held in October 2010 and on April 12, 2011.

The purpose of these reports is to provide technical comments, advice and recommendations to the Review Board to assist the Review Board in its decision-making process.  Technical reports were filed by Environment Canada; Natural Resources Canada; Department of Fisheries and Oceans; Indian and Northern Affairs Canada; Parks Canada; and the Department of Environment and Natural Resources of the Northwest Territories.

As expected, and in as part of their role in the EA process, all of these Technical Reports make numerous recommendations to the Review Board, within the mandates of the respective government departments, dealing with various aspects of the proposed mining operations at the Prairie Creek Mine, including water quality, waste management and discharge, wildlife management, transportation and safety and socio-economic impacts.

The reports also review the Company’s various plans for management and mitigation of the identified environmental risks associated with the Project and the potential impact on the environment, with particular emphasis on potential water quality changes in the Prairie Creek watershed and possible downstream impacts on water and aquatic ecosystems. Most of the recommendations are as expected and reflect comments previously made and discussions at the earlier Technical Meetings.

The Company and its technical experts and consultants are reviewing and assessing the various technical reports and recommendations and CZN will make its responding comments to the Review Board at upcoming public hearings.  The Company’s responses will address the remaining questions and any concerns raised in the technical reports and also indicate CZN’s agreement or disagreement with each of the various recommendations, for final determination to be made by the Review Board.  Some of the recommendations in the Technical reports may be considered unnecessary or excessive and some may be inappropriate for various scientific or practical reasons.

The next stage in the Environmental Assessment process will be Community and Public Hearings which are scheduled to be held in Nahanni Butte and Fort Simpson, NWT, on June 22 to June 24, 2011.
The Review Board will then consider all of the reports and information submitted by the Company, government agencies and others, and presentations at the public Hearings, and is expected to issue its Decision and Report some time thereafter.

Since 2001, the Company has successfully obtained seven permits for the exploration and development of the Prairie Creek property, including two Type “B” Water Licences, four Land Use permits for exploration activities and underground development and a winter road permit. Various aspects of the Prairie Creek Project have been the subject of five previous EAs carried out by MVEIRB, all of which resulted in recommendations that the relevant project be allowed to proceed.

During the first quarter of 2011, the Company’s Land Use Permit MV2004C0030 for exploration was extended for a further two-year period to May 10, 2013.

Impact Benefit Agreement signed with Nahanni Butte Dene Band

In January 2011, the Company signed The NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT, which provides for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project and confirms their support for the Prairie Creek Mine.

Feasibility Study Commenced

In February 2011, the Company engaged SNC-Lavalin Inc. of Vancouver to complete a Feasibility Study on the Prairie Creek Mine. A number of key aspects of the study are well advanced.  It is expected that the Feasibility Study will be completed before the end of 2011 and will enable CZN to make financing decisions on the Prairie Creek Project.

Prairie Creek – 2011 Exploration Programs

The Company has initiated its 2011 exploration program at Prairie Creek and includes plans to extend drill hole PC-10-187, which was temporarily suspended at a downhole depth of 680 metres in October 2010, to test for extensions of the Inferred Mineral Resource at Prairie Creek Mine, 1.5 kilometres to the south. Drilling of Hole 187 commenced on June 1, 2011. Further wedged holes are also planned from this same hole and drill set-up.

In addition, approximately 20 diamond drill holes are planned to explore for additional vein and stratabound mineralization in untested areas in the immediate vicinity of the Prairie Creek Mine.

The 2011 drilling program at Prairie Creek will continue until October.

Risks and Uncertainties

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict.  Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are advised to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2010, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com